Exhibit 21.1

Subsidiaries of Pasithea Therapeutics Corp.

Legal Name	Jurisdiction
Pasithea Therapeutics Limited	United Kingdom
Pasithea Clinics Corp.	Delaware
Pasithea Therapeutics Portugal, Sociedade Unipessoal Lda	Portugal
Alpha 5 Integrin, LLC	Delaware
AlloMek Therapeutics, LLC	Delaware